                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

          /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003
                                       OR
        / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                 For the transition period from ______ to ______

                          Commission file number 1-9924

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                             CITIGROUP 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CITIGROUP INC.
                                 399 Park Avenue
                            New York, New York 10043

                              CITIGROUP 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                              CITIGROUP 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

                                Table of Contents

Report of Independent Registered Public Accounting Firm                           1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2003 and 2002                                             2

   Statements of Changes in Net Assets Available for Plan Benefits
     for the Years Ended December 31, 2003 and 2002                               3

   Notes to Financial Statements                                                  4

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
   as of December 31, 2003                                                       16

* Schedules required by Form 5500 which are not applicable have been omitted.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plans Administration Committee of
Citigroup Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Citigroup 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Citigroup 401(k) Plan as of December 31, 2003 and 2002, and changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP
New York, New York

June 25, 2004

                             CITIGROUP 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2003 and 2002

                                                                               2003                 2002
                                                                               ----                 ----
Assets:
  Investments                                                          $  10,778,411,023        8,361,262,919
                                                                       -----------------        -------------
  Receivables:
     Interest, dividend and other                                             11,597,153           21,873,985
     Employer contributions                                                   65,047,565           57,864,950
     Due from Fidelity Leasing Inc. Retirement Savings Plan                    1,428,299                   --
                                                                       -----------------        -------------
              Total receivables                                               78,073,017           79,738,935
                                                                       -----------------        -------------
              Total assets                                                10,856,484,040        8,441,001,854
                                                                       -----------------        -------------
  Liabilities:
     Payable for investments purchased but not received                        9,886,250            4,183,799
     Payable for trustee and administrative fees                               2,127,960            2,542,795
                                                                       -----------------        -------------
              Total liabilities                                               12,014,210            6,726,594
                                                                       -----------------        -------------
              Net assets available for plan benefits                   $  10,844,469,830        8,434,275,260
                                                                       =================        =============

See accompanying notes to financial statements.

                              CITIGROUP 401(k) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 2003 and 2002

                                                                               2003                  2002
                                                                               ----                  ----
Additions to (deductions from) net assets attributed to:
  Investment income (loss):
     Dividends                                                         $     133,619,657           83,020,156
     Interest                                                                105,031,974          123,972,337
     Net appreciation (depreciation) in fair value of investments          2,131,674,772       (2,190,369,228)
                                                                       -----------------       --------------
              Net investment income (loss)                                 2,370,326,403       (1,983,376,735)
                                                                       -----------------       --------------
  Contributions:
     Participants                                                            442,906,431          495,359,639
     Employer                                                                 65,047,565           57,864,950
                                                                       -----------------       --------------
              Total contributions                                            507,953,996          553,224,589
                                                                       -----------------       --------------
  Distributions to participants                                             (692,185,930)        (660,376,242)
  Trustee and administrative expenses                                         (7,856,955)          (6,532,827)
  Transfers in from other plans                                              232,216,680            4,079,276
  Transfer out to other plan                                                    (259,624)      (1,044,949,961)
                                                                       -----------------       --------------
              Net increase (decrease)                                      2,410,194,570       (3,137,931,900)
Net assets available for plan benefits at:
  Beginning of year                                                        8,434,275,260       11,572,207,160
                                                                       -----------------       --------------
  End of year                                                          $  10,844,469,830        8,434,275,260
                                                                       =================       ==============

See accompanying notes to financial statements.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(1)      DESCRIPTION OF PLAN

         The following brief description of Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

         GENERAL

         The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers the eligible employees of Citigroup Inc. (the Company) and its subsidiaries and affiliates, and all eligible employees previously covered under the former Travelers Group 401(k) Savings Plan, Citibuilder 401(k) Plan, Associates Savings and Profit Sharing Plan, Savings and Investment Plan for Associates of Wellspring Resources, State Street Salary Savings Plan, Geneva Companies 401(k) Savings Plan, Geneva Group Inc. Employee Stock Ownership Plan, Arcadia Financial Ltd. 401(k) Plan, AST Stock Plan, Inc. 401(k) Plan, European American Bank Profit Sharing and Savings Plan and Trust and California Federal Employees' Investment Plan. The Plan is administered by the Plans Administration Committee of the Company (the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         Effective January 1, 2001, the Plan was designated as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code). Effective March 1, 2003, the Plan consists of a component designated as an ESOP, and a non-ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan, provided that this component also includes amounts invested in investment funds other than the Citigroup Common Stock Fund to the extent that these amounts are attributable to contributions and earnings thereon made to participant accounts for any Plan Year beginning on or after January
         1, 2003. Effective March 1, 2003, former participants of the Geneva ESOP may elect to receive any cash dividends paid from the portion of their Geneva ESOP account invested in the Citigroup Common Stock Fund under the Plan.

         Effective December 31, 2003, the Fidelity Leasing Inc. Retirement Savings Plan (Fidelity) merged with and into the Citigroup 401(k) Plan. On January 2, 2004, assets in the amount of $1,428,299 were transferred into the Plan.

         On November 6, 2002, the Company acquired California Federal Bank (Calfed) in connection with its acquisition of Golden State Bancorp and its subsidiaries. Effective November 13, 2002, Calfed was merged with and into Citibank (West), FSB, and the Company became the successor sponsor of California Federal Employees' Investment Plan (Calfed Plan). As a result of the merger, beginning on January 1, 2003, employees of Calfed became eligible to participate in the Plan, and on February 3, 2003, $230,788,381 of net assets were transferred from the Calfed Plan into the Plan.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

         On March 27, 2002, Travelers Property Casualty Corp. (TPC), previously a wholly owned subsidiary of the Company, sold 231 million shares of its class A common stock representing approximately 23.1% of its outstanding equity securities in an initial public offering (IPO). On August 20, 2002, the Company distributed to its shareholders an additional 66.9% of TPC shares previously owned, in a tax-free distribution. Citigroup Inc.'s distribution of TPC was treated as a dividend to shareholders for accounting purposes. Effective August 22, 2002, TPC and its subsidiaries (collectively, TAP) ceased to be participating employers in the Plan. Effective August 23, 2002, the account balance of $1,044,949,961 of TPC's active employees, who were employed as of August 20, 2002, were transferred to a tax-qualified defined contribution plan adopted by TAP in accordance with the terms of the intercompany agreement dated March 26, 2002 by TPC, the Travelers Insurance Company, and the Company.

         In 2002, certain account balances totaling $4,079,276 of European American Bank Profit Sharing and Savings Plan and Trust and Copelco Capital were transferred into the Plan. In 2003 account balances totaling $259,624 were transferred back to the ABN AMRO Group Profit Sharing and Savings Plan and Trust.

         EMPLOYEE CONTRIBUTIONS

         Eligible employees generally include employees performing services for the Company and participating subsidiaries, as defined in the Plan Document. Eligible employees may elect to have a portion of their regular pay, including overtime, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of their eligible pay (subject to a statutory limitation of $12,000 for 2003 and $11,000 for 2002) as pre-tax contributions.

         Effective January 1, 2002, Catch-Up contributions are also permitted for participants who have attained age 50 in accordance with section 414(v) of the Code by an amount up to 49% of their eligible pay up to $2,000 in 2003, and $1,000 in 2002, bringing those participants' statutory limitation to $14,000 for 2003 and $12,000 for 2002.

         EMPLOYER CONTRIBUTIONS

         Effective January 1, 2002, due to a change in Plan provisions, Company Matching Contributions replaced Special Company Contributions, 5% discount on Citigroup Common Stock Funds and Citibuilder Company Contributions. Aetna Supplemental Contribution remains in effect until eligible employees terminate employment, retire, or die.

         COMPANY MATCHING CONTRIBUTIONS

         If a participant with qualifying compensation of $100,000 or less has been employed for a minimum period (generally one year for full-time employees), the participant will be eligible for Company Matching Contributions. Participants must contribute to receive Company Matching Contributions. The maximum Company Matching Contributions are the lesser of $1,500 or 3% of eligible pay, as shown on the following chart:

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

                             MATCHING CONTRIBUTIONS

                                 For each $1 contributed by the
If qualifying compensation for   participant, the Company will
      the prior year is:                  contribute:              To a maximum of:
------------------------------------------------------------------------------------
$0 to $50,000                               $  3                  The lesser of 3%
$50,000.01 - $  75,000                      $  2                  of eligible pay or
$75,000.01 - $ 100,000                      $  1                  $1,500 annually
Greater than $ 100,000            No matching contribution will be made.

         AETNA SUPPLEMENTAL CONTRIBUTION

         Aetna Supplemental Contribution is a supplement to the former Travelers Group 401(k) Savings and Pension Plans. This contribution was set up as a part of the April 2, 1996 merger agreement between TPC and Aetna Casualty & Surety Company (Aetna). This agreement provides a fixed annual contribution into the former Travelers Group 401(k) Savings and Pension Plans to all eligible employees by the Company.

         Eligible employees are those employees who participated in the Retirement Plan for Employees of Aetna Life & Casualty Company as of April 2, 1996, and transferred from Aetna to TPC, but did not transfer back to Aetna prior to January 1, 1997. Additionally, employees who were continuously employed by Aetna immediately prior to and after April 2, 1996, and then transferred to TPC between April 3 and December 31, 1996, are also eligible. Notwithstanding the foregoing, employees who ceased to be employed by a participating employer of the Plan by reason of a spin-off of the TPC Classes A and B Common Stock from the Company are not eligible for an Aetna Supplemental Contribution under the Plan.

         PARTICIPANT ACCOUNTS

         FUND TRANSFERS AND ALLOCATION CONTRIBUTIONS

         Participants may elect to divide their contributions among the investment fund options in whole increments divisible by 1%. The Company Matching Contributions made to the participants' accounts must stay in the Citigroup Common Stock Fund for five Plan years, unless the participant has attained age 55.

         A participant may elect to suspend his or her contributions, as soon as administratively practicable, subject to the Plan's notice requirements. Such a participant may thereafter resume contributions as of the first pay period after completing an election, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions as of the first pay period after

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

         making such an election subject to the Plan's notice requirements. A participant may elect to change the allocation of future contributions among the funds daily.

         A participant may elect to transfer the value of his or her contributions in whole increments of 1% to another investment fund or funds, subject to certain restrictions.

         ROLLOVER AND TRANSFER CONTRIBUTIONS

         The Plan permits participants to have their interests in other qualified profit-sharing plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

         INVESTMENT OPTIONS

         Plan assets are held in a Trust Fund established under the Plan and are invested in one or more of the funds available for investment.

         Effective April 21, 2003, four new funds were added to the Plan as part of its investment options. Consequently, funds with duplicate objectives were eliminated from the Plan. The four funds that were added to the Plan are:

                  -        Citi Institutional Liquid Reserves Fund

                  -        Smith Barney Fundamental Value Fund

                  -        Smith Barney Small Cap Value Fund

                  -        Wasatch Small Cap Growth Fund

         The ten funds that were eliminated were:

                  -        Smith Barney Money Funds Cash Portfolio Fund

                  -        Smith Barney Diversified Strategic Income Fund

                  -        Smith Barney Large Cap Value Fund

                  -        Smith Barney International All Cap Growth Fund

                  -        Van Kampen American Capital Emerging Growth Fund

                  -        Van Kampen American Capital Enterprise Fund

                  -        Van Kampen American Capital Comstock Fund

                  -        Van Kampen American Capital Government Securities
                           Fund

                  -        Salomon Brothers Institutional Money Market Fund

                  -        American Express Common Stock Fund

         Effective August 22, 2002, in connection with the TPC spin off, two stock funds, TAP A Stock Fund and TAP B Stock Fund were added as investment options to the Plan. Participants were permitted to

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

         transfer funds from TAP Stock Funds to the Citigroup Common Stock Fund. Participants were also permitted to transfer funds from the TAP funds to other funds. However, participants were not allowed to transfer amounts into either TAP A Stock Fund or TAP B Stock Fund from any other investment options. Effective August 22, 2003, TAP A Stock Fund and TAP B Stock Fund were eliminated.

         VESTING

         The rights of a participant to his or her own pre-tax contributions and any earnings thereon are at all times fully vested and non-forfeitable.

         A participant becomes vested in his or her Company Matching
         Contribution:

                  - Upon completion of three years of service. Once three years of service have been attained, any employer contributions made on a participant's behalf will be immediately vested;

                  - If a participant reaches age 55, dies or becomes disabled while in service;

                  - In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

         Once a participant is vested in his or her employer contributions, those contributions will be available for distribution or rollover once he or she leaves the Company.

         Exceptions to this three-year vesting schedule are:

                  - Copelco Capital employees as of May 16, 2000, who are fully vested.

                  - CitiStreet ID employees as of December 31, 2000, who are vested after one year of service.

                  - Associates Savings and Profit Sharing participants as of December 31, 2000, or Zales employees as of March 8, 2001, who are fully vested over a five-year period at the rate of 20% per year of service.

         For the years ended December 31, 2003 and 2002, gross employer contributions of $65.4 million and $59.0 million, were reduced by forfeitures of $0.4 million and $1.2 million, respectively, resulting in net employer contributions of $65.0 million and $57.8 million, respectively. For the years ended December 31, 2003 and 2002 unallocated forfeitures were $365,466 and $296,682, respectively.

         PARTICIPANT LOANS

         Subject to the Plan's provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at an annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

         of 50% of the participant's vested account balance, or $50,000, less the highest outstanding loan balance in the last twelve months.

         Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

         WITHDRAWALS

         Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or a portion of the value of his or her rollover contributions account, all or a portion of the vested value of his or her employer contribution if the participant has attained age 59-1/2 or becomes totally and permanently disabled, or a portion of the value of his or her contributions account in the event of demonstrated financial hardship, subject to the Plan's provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Withdrawals from the Citigroup Common Stock Fund, the State Street Common Stock Fund, and the American Express Common Stock Fund (which was eliminated from the Plan in April 2003) may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and withdrawals from other funds are paid in cash.

         DISTRIBUTIONS

         A participant, after leaving the Company, can have the total of his or her account distributed in a lump-sum payment, or if the vested account balance is greater than $5,000, in installments or annuities. If the value of a participant's account exceeds $5,000, he or she may request a distribution at any time, or can leave his or her money in the Plan. However, if the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year the participant attains age 70-1/2, or, if the participant is still employed at age 70-1/2, minimum distributions must commence when the participant retires.

         Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized, and unrealized investment gains and losses) allocated to each participant's account. Distributions from the Citigroup Common Stock Fund, the State Street Common Stock Fund, and the American Express Common Stock Fund (which was eliminated from the Plan in April 2003) may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(2)      SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan have been prepared under the accrual method of accounting.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Plan investments are stated at fair value.

         Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

         The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund. Funds are valued on a daily basis.

         U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations.

         The Universal Life Insurance Contract is carried at contract value, which approximates fair value as reported to the Plan by TransAmerica Assurance Company.

         Participant loans and short-term money market investments are valued at cost, which approximates fair market value. Since they are benefit responsive, Guaranteed Investment Contracts and Guaranteed Annuity Contracts are also valued at cost, which approximates fair market value.

         Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

(3)      INVESTMENTS

         A summary of the Plan's investments as of December 31, 2003 and 2002 is listed below. Investments that represent more than 5% of the Plan's net assets are separately identified:

                                                      2003               2002
                                                 ----------------   ----------------
Investments at Fair Value as Determined by
    Quoted Market Price:
        Citigroup Common Stock                   $  4,390,868,019      3,182,175,571
        Other Common Stock                             11,409,218        259,512,700
        U.S. Government and Agency Obligations        138,531,479        142,925,604
        Corporate Bonds                               130,667,508         98,235,396
        Foreign Bonds                                   7,621,859          8,063,816
        Smith Barney Aggressive Growth Fund           633,859,215        335,032,984
        Delaware Bankers Trust Index 500 Fund         784,669,765        586,396,237
        Other Mutual and Commingled Funds           2,833,580,956      2,078,979,057
                                                 ----------------   ----------------
                                                    8,931,208,019      6,691,321,365
                                                 ----------------   ----------------
Investments at Contract Value:
    Short Term Investment Funds                        82,980,565         72,875,035
    Guaranteed Investment Contracts                   399,097,650        271,205,223
    Travelers Life Insurance Contracts              1,151,134,170      1,122,030,611
    Other Insurance Contracts                              99,804             88,299
                                                 ----------------   ----------------
                                                    1,633,312,189      1,466,199,168
                                                 ----------------   ----------------
Participant Loans, at Cost                            213,890,815        203,742,386
                                                 ----------------   ----------------
            Total Investments                    $ 10,778,411,023      8,361,262,919
                                                 ================   ================

         As of December 31, 2003, and 2002, included in investments are Guaranteed Insurance Contracts (GICs) related to Qualified Voluntary Employee Contributions (QVEC) that were discontinued in 1987 as a type of employee contribution. These contracts are frozen to new contributions and participants. At December 31, 2003, the Plan held $35.8 million in QVEC related GICs, and at December 31, 2002 the Plan held $27.2 million in QVEC GICs and $9.5 million of GICs sold that were to be reinvested in other GICs. In connection with acquisitions made by the Company or a predecessor company, the Plan's investments as of December 31, 2003 and 2002 also include $11.4 million and $8.9 million of State Street Common Stock, $-0- and $98.0 million of American Express Common Stock, $0 and $102.4 million of TAP A Common Stock, and $0 and $50.2 million of TAP B Common Stock, respectively.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

         During the years ended December 31, 2003 and 2002, the Plan's investments (investments bought and sold during the year) appreciated in value by $2.13 billion in 2003 and depreciated by $2.19 billion in 2002, as follows:

                                    2003                2002
                              ----------------    ----------------
Common stock                  $  1,172,375,215      (1,421,942,146)
Mutual and commingled funds        953,925,636        (781,143,602)
Bonds                                5,373,921          12,716,520
                              ----------------    ----------------
                              $  2,131,674,772      (2,190,369,228)
                              ================    ================

(4)      NON - PARTICIPANT DIRECTED INVESTMENTS

         Citibuilder Company Contributions (from Plan Year 2001) and Company Matching Contributions paid to the Plan on behalf of a participant must stay in the Citigroup Common Stock Fund for five plan years. After five plan years, the restriction on the contribution made five years previously lapses, and that portion of contributions and of earnings can be transferred to any of the available investment options.

         This five-year restriction also lapses when the participant reaches age
         55. Once a participant is vested in his or her contributions, the funds are non-forfeitable and will become available for distribution or withdrawal in accordance with the terms of the Plan.

         Information about the net assets and significant components of the changes in net assets relating to non-participant directed investments is as follows:

                                                    YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                                    2003              2002
                                               --------------    --------------
Net Assets:
  Common Stock                                 $  604,749,292       424,775,011
  Employer Contributions Receivable                65,047,565        57,864,950
                                               --------------    --------------
    Total                                      $  669,796,857       482,639,961
                                               --------------    --------------
Changes in Net Assets:
  Employer Contributions, net of Forfeitures   $   65,047,565        57,864,950
  Unrealized Gain/(Loss)                       $  172,692,653      (281,756,372)
  Investment Income                            $    8,065,408        16,080,554
  Transfer Out to Other Plan                   $           --      (180,278,894)
  Transfer to Unrestricted Investments         $  (26,572,733)     (153,846,202)
  Benefits Paid                                $  (32,075,996)      (35,373,585)

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(5)      INVESTMENT CONTRACT WITH INSURANCE COMPANY

         Embedded in the stable value funds are benefit-responsive investment contracts. This fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Dwight Management Company, and State Street Bank, the custodian. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

         There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for Guaranteed Investment Contracts (GICs) as of December 31, 2003, and December 31, 2002, ranged from 3.01% to 7.35% and from 3.35% to 7.35%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers.

(6)      RISK AND UNCERTAINTIES

         The Plan offers a number of investment options including Citigroup Common Stock, State Street Common Stock, and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

         The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty-two participant-directed fund elections and one election that is closed to new contributions. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, and State Street Common Stock Fund, which primarily invest in securities of a single issuer.

(7)      RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

         Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor as defined by the Plan.

         Certain Plan investments are shares of registered investment companies (mutual funds, stock funds and investment contracts) that are valued by Mutual Management Corporation, a subsidiary of Salomon Smith Barney Holdings, Inc., and Salomon Brothers Asset Management, Inc. Both are subsidiaries of the Company.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

         Certain Plan investments are shares of commingled trust funds managed by State Street Bank and Trust (State Street), and common stock issued by State Street. State Street is the custodian of the Plan's assets.

         At December 31, 2003, Citibank, N.A. was Trustee for the Plan's related trust. Citibank, N.A., is an indirect wholly owned subsidiary of the Company.

         Travelers Life and Annuity Company provides investment contracts for the Plan. Travelers Life and Annuity Company is a wholly owned indirect subsidiary of the Company.

         On April 4, 2000, the Company and State Street Corporation announced the formation of CitiStreet, a joint venture. CitiStreet provides administrative, outsourcing, investment management and investment advisory services to the employee benefit plans of corporate, governmental and other organizations. Effective July 2, 2001, CitiStreet began managing the administration and recordkeeping for the Plan.

(8)      TAX STATUS

         The Internal Revenue Service has determined and informed the Plan by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code and that therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

(9)      PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the participants' accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

(10)     SUBSEQUENT EVENTS

         On November 3, 2003, the purchase, sale, and servicing agreement between Sears, Roebuck and Co., Sears Financial Holding Corporation, Sears National Bank, Sears Roebuck De Puerto Rico, Inc., Sears Life Holding Corp., SRFG, Inc. Sears Intellectual Property Management Company, and certain other subsidiaries of Sears (Sears) and Citigroup was consummated, in which the credit card business of Sears was purchased by Citigroup. Effective January 1, 2004, as a result of this purchase agreement, employees of Sears who previously participated in the Sears 401(k) Plan, whose employment transferred to Citigroup, became eligible to participate in the Plan.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

         Effective December 22, 2003, Citigroup acquired the Forum Financial Group, LLC ("Forum"). In connection with this acquisition, effective June 1, 2004, The Forum Financial Group Savings Plan (The Forum Plan) was merged into the Citigroup 401(k) Plan. Effective May 28, 2004, if a Forum Plan participant has a balance in the eight funds listed in the left column below, this balance will be transferred to the corresponding funds listed in the right column below:

BALANCES IN ANY OF THESE FUNDS:              WERE AUTOMATICALLY TRANSFERRED TO THESE FUNDS:
-------------------------------------        -----------------------------------------------
  -  Monarch Daily Assets Cash Fund             -   Citi Institutional Liquid Reserves Fund
  -  Forum Investors Bond Fund                  -   Fixed-Income Securities Fund
  -  Payson Total Return Fund                   -   Moderate Focus Fund
  -  Payson Value Fund                          -   Salomon Brothers Investors Value Fund
  -  Winslow Green Growth Fund                  -   Wasatch Small Cap Growth Fund
  -  Sound Shore Fund                           -   Salomon Brothers Investors Value Fund
  -  Brown IA Small Cap Growth Fund             -   Wasatch Small Cap Growth Fund
  -  Forum Austin Global Equity Fund            -   Euro Pacific Growth Fund

                                                         Supplemental Schedule I

                              CITIGROUP 401(K) PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                                                             MATURITY      NUMBER OF
        IDENTITY OF ISSUE                           RATE       DATE       SHARES/UNITS         COST        FAIR VALUE
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
*State Street Bank - Cash and Cash Equivalents                                 25,890     $      25,890  $      25,890
*State Street Bank Short-Term Investment Fund      0.991%                  82,954,675        82,954,675     82,954,675
                                                                                          -------------  -------------
                                                                                             82,980,565     82,980,565
                                                                                          -------------  -------------
COMMON STOCKS
*Citigroup Inc.                                                            90,458,756     1,554,151,533  4,390,868,019
*State Street Corporation                                                     219,071         3,914,286     11,409,218
                                                                                          -------------  -------------
                                                                                          1,558,065,819  4,402,277,237
                                                                                          -------------  -------------
U.S. GOVERNMENT AND AGENCY OBLIGATIONS
Federal Home Loan Banks                            6.250%     8/13/2004     2,398,293         2,477,725      2,471,770
Federal Home PC Pool                               6.000%      5/1/2017     2,396,916         2,510,021      2,515,234
Federal Home Loan Mortgage Corporation             5.750%     4/15/2008     5,046,408         5,581,891      5,540,896
Federal Home Loan Mortgage Corporation             6.875%     1/15/2005     6,495,377         7,068,721      6,862,171
Federal Home Loan Mortgage Corporation             5.500%     7/15/2006    16,788,052        18,316,121     18,088,253
Federal Home Loan Mortgage Corporation             6.000%     6/15/2011     5,546,053         6,259,870      6,155,531
Federal National Mortgage Association              5.250%     4/15/2007     1,299,075         1,409,497      1,398,283
Federal National Mortgage Association              6.500%     12/1/2012       167,055           168,099        177,254
Federal National Mortgage Association              6.500%     11/1/2012        36,624            36,853         38,860
Federal National Mortgage Association              6.500%     11/1/2012        99,284            99,904        105,345
Federal National Mortgage Association              5.125%     2/13/2004     6,695,235         6,896,677      6,725,645
Federal National Mortgage Association              6.500%      8/1/2012         5,633             5,675          5,977
Federal National Mortgage Association              4.500%     12/1/2099     9,992,888         9,855,486     10,002,261
Federal National Mortgage Association              5.500%     2/15/2006     1,399,004         1,526,882      1,497,697
Federal National Mortgage Association              7.000%     7/15/2005    10,417,586        11,125,793     11,254,316
Federal National Mortgage Association              6.000%     5/15/2008     1,628,841         1,694,872      1,805,567
Federal National Mortgage Association              6.375%     6/15/2009     1,299,075         1,373,488      1,468,997
United States Treasury Notes                       4.250%     8/15/2013    14,779,481        14,696,293     14,797,955
United States Treasury Notes                       5.000%     8/15/2011       649,538           717,803        695,107
United States Treasury Notes                       5.750%    11/15/2005     8,743,777         9,595,686      9,387,948
United States Treasury Notes                       4.625%     5/15/2006    11,192,034        12,027,916     11,861,810
United States Treasury Notes                       6.500%    10/15/2006     7,020,004         7,934,529      7,819,350
United States Treasury Notes                       5.250%     5/15/2004       499,644           511,602        507,432
United States Treasury Notes                       5.625%     2/15/2006     2,143,474         2,344,032      2,310,012
United States Treasury Notes                       6.625%     5/15/2007     4,556,757         5,062,937      5,157,146
United States Treasury Notes                       6.125%     8/15/2007       609,566           669,640        682,214
United States Treasury Notes                       5.625%     5/15/2008     2,198,435         2,455,723      2,435,282
United States Treasury Notes                       6.500%     2/15/2010     3,157,753         3,605,789      3,669,406
United States Treasury Bills                       0.010%     3/18/2004     3,099,408         3,092,592      3,093,761
                                                                                          -------------  -------------
                                                                                            139,122,117    138,531,479
                                                                                          -------------  -------------
CORPORATE BONDS
Aegon NV                                           4.750%      6/1/2013     1,598,862         1,616,258      1,559,050
Alcoa Inc                                          5.875%      6/1/2006       339,758           339,493        367,126
American Electric Power Inc.                       5.375%     3/15/2010       624,555           626,088        654,377
American General Financial Corporation  MTN        5.375%      9/1/2009       359,744           381,314        384,131
AOL Time Waner Inc.                                6.125%     4/15/2006       909,353           960,537        978,943
AT&T Wireless Services Inc                         7.500%      5/1/2007       654,534           731,200        733,748
Atlantic Richfield Company                         5.900%     4/15/2009     1,868,670         1,837,781      2,066,824
Bank of America                                    7.125%     9/15/2006     1,858,677         2,014,331      2,073,990
Bank One Corporation                               5.250%     1/30/2013     1,798,720         1,844,227      1,845,274

                                                         Supplemental Schedule I

                              CITIGROUP 401(K) PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                                                MATURITY    NUMBER OF
          IDENTITY OF ISSUE             RATE      DATE     SHARES/UNITS   COST    FAIR VALUE
--------------------------------------------------------------------------------------------
Bank One N A Chicago Il. MTN           5.500%   3/26/2007     974,307   1,079,045  1,053,029
Bayerische Landesbank                  5.875%   12/1/2008   1,598,862   1,561,888  1,750,044
Bellsouth Corporation                  5.000%  10/15/2006     249,822     250,217    265,110
Boeing Capital Corporation             6.100%    3/1/2011     384,726     374,958    415,243
Bristol Myers Squibb Company           4.750%   10/1/2006     199,858     199,364    211,340
British Telecommunications Place       8.125%  12/15/2010     449,680     500,144    547,205
Burlington Northern Santa FE           7.125%  12/15/2010     219,844     220,969    254,512
Capital One Bank                       6.875%    2/1/2006     999,289   1,056,748  1,081,029
Capital One Bank Medium Term SR        6.500%   6/13/2013     199,858     192,145    209,533
Capital One Master TR                  4.900%   3/15/2010     949,324     948,926  1,002,032
Captil One Multi Asset Executive       3.650%   7/15/2011     699,502     698,218    698,279
Chase Manhattan Bank First Union       7.439%   8/15/2031   1,498,933   1,760,427  1,744,054
*Citigroup Inc.                        7.375%    4/2/2007     924,342     954,808  1,044,035
Comcast Cable Communications           6.875%   6/15/2009     899,360     896,581  1,013,882
Comcast Cable Communications           6.375%   1/30/2006     799,431     768,453    860,626
Comcast Cable Communications           6.750%   1/30/2011   1,339,047   1,501,033  1,490,268
Conagra Foods Inc.                     6.000%   9/15/2006   1,918,634   1,911,075  2,073,827
Conoco  FDG Company                    5.450%  10/15/2006     599,573     659,573    643,280
Country Wide FDG Corporation MTN       3.250%   5/21/2008     699,502     698,894    687,986
COX Communications Inc New             7.750%   11/1/2010     499,644     547,280    595,206
Credit Suisse First Boston USA         6.125%  11/15/2011     574,591     568,822    625,576
CSX Corporation                        6.250%  10/15/2008     219,844     219,265    240,935
Discover Card Master TR 1              5.300%  11/16/2006   1,528,912   1,527,314  1,551,222
Duke Energy Field Services LLC         7.500%   8/16/2005   2,897,937   3,177,871  3,113,724
Erac USA Financial Company             8.000%   1/15/2011     999,289   1,025,204  1,188,518
Fedex Corporation                      6.875%   2/15/2006   1,498,933   1,519,672  1,616,339
Fleet Credit Card Master TR II         2.400%   7/15/2008   1,998,578   1,998,080  2,002,535
Ford Motor Car Company                 7.375%  10/28/2009   1,983,588   2,034,274  2,178,299
Ford Motor Car Company                 6.875%    2/1/2006   1,399,004   1,373,738  1,493,168
Ford Motor Car Company                 7.375%    2/1/2011     249,822     244,099    272,291
General Electric CAP Corporation       8.850%    4/1/2005   1,274,093   1,423,073  1,381,939
General Electric CAP Corporation MTN   6.500%  12/10/2007   1,498,933   1,705,801  1,677,225
General Electric CAP Corporation MTN   5.875%   2/15/2012   1,698,791   1,813,901  1,825,750
General Electric CAP Corporation MTN   3.500%    5/1/2008     999,289     998,289  1,000,304
General Mills Inc                      5.125%   2/15/2007   2,348,329   2,444,967  2,494,529
General Mills Acceptance Corporation   7.750%   1/19/2010     249,822     266,303    283,188
General Mills Acceptance Corporation   6.750%   1/15/2006   2,498,222   2,562,055  2,681,964
General Mills Acceptance Corporation   6.875%   9/15/2011     749,467     769,717    807,271
Goldman Sachs Group Inc.               6.875%   1/15/2011     769,452     766,890    873,796
Goldman Sachs Group Inc.               4.750%   7/15/2013   1,963,602   1,974,952  1,913,670
Household Financial Corporation        7.200%   7/15/2006     839,403     875,497    933,580
Household Financial Corporation        6.500%   1/24/2006     299,787     298,186    324,212
Household Financial Corporation        5.750%   1/30/2007   1,698,791   1,688,038  1,836,568
International Business Machines        5.375%    2/1/2009   1,438,976   1,359,631  1,551,817
International Paper Company            8.125%    7/8/2005     284,797     309,128    310,244
Johnson & Johnson                      3.800%   5/15/2013   1,598,862   1,598,878  1,509,396
Kellogg Company                        6.000%    4/1/2006     949,324     934,809  1,017,239
Kellogg Company                        6.600%    4/1/2011     949,324   1,072,233  1,063,900
Kraft Foods Inc                        4.000%   10/1/2008     599,573     597,007    603,143
Kroger Company                         6.750%   4/15/2012     689,509     762,480    763,990
Lehman Brothers Holding                7.000%    2/1/2008     194,861     218,350    220,084

                                                         Supplemental Schedule I

                              CITIGROUP 401(K) PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                                                                MATURITY      NUMBER OF
              IDENTITY OF ISSUE                    RATE           DATE      SHARES/UNITS       COST      FAIR VALUE
-------------------------------------------------------------------------------------------------------------------
Lehman Brothers Holding                           8.250%        6/15/2007       204,854        238,415      238,782
Lehman Brothers Holding                           3.500%         8/7/2008     1,349,040      1,343,118    1,340,607
MBNA Corporation SR MTN                           6.125%         3/1/2013       249,822        249,652      268,251
Mellon Financial Company                          6.000%         3/1/2004     1,339,047      1,353,120    1,348,881
Merrill  Lynch & Company Inc                      6.000%        2/17/2009     1,399,004      1,527,727    1,537,942
Merrill  Lynch & Company Inc                      6.150%        1/26/2006       774,449        839,595      834,970
Morgan J P & Company Inc                          6.700%        11/1/2007       399,716        428,151      444,709
Morgan J P & Company Inc                          5.750%        2/25/2004       949,324        982,342      955,257
Morgan Stanley Group Inc                          6.100%        4/15/2006     1,049,253      1,047,228    1,135,418
Morgan Stanley Group Inc                          5.800%         4/1/2007     1,898,649      2,068,692    2,063,797
Morgan Stanley Group Inc                          5.300%         3/1/2013     1,099,218      1,095,074    1,122,856
National Australia Bank LTD                       8.600%        5/19/2010     1,578,876      1,766,905    1,955,227
National Rural Utilities Cooperation Financial    7.250%         3/1/2012     2,738,051      2,973,625    3,190,342
Nomura Asset Securities Corporation               6.280%        3/15/2030       950,884        964,534    1,013,833
Norwest Financial Inc.                            5.625%         2/3/2009     1,723,773      1,617,020    1,886,151
Ohio Power Company                                5.500%        2/15/2013     1,399,004      1,422,536    1,444,436
PEMEX Financial Inc                               7.330%        5/15/2012     1,498,933      1,545,591    1,718,017
Pfizer Inc                                        3.625%        11/1/2004     1,678,805      1,693,528    1,710,049
Phillips Pete Company                             8.750%        5/25/2010     2,618,137      3,127,388    3,270,579
PNC FDG Corporation                               5.250%       11/15/2015     1,209,139      1,204,521    1,198,243
PSEG Power LLC                                    7.750%        4/15/2011     2,108,499      2,431,327    2,481,756
Royal KPN NV                                      8.000%        10/1/2010       499,644        532,163      597,708
Simon Property Group LP                           7.125%         2/9/2009       174,876        199,122      198,409
Simon Property Group LP.                          7.750%        1/20/2011     2,098,506      2,449,105    2,464,918
SLM Corporation Medicum Termination NTS           3.625%        3/17/2008     1,399,004      1,394,793    1,393,033
Sprint CAP Corporation                            7.625%        1/30/2011     1,773,738      1,894,510    1,988,248
Spring Cap Corporation                            8.375%        3/15/2012       349,751        389,301      408,439
St. Paul Companies                                8.125%        4/15/2010     1,808,713      2,230,161    2,163,096
Time Warner Inc.                                  6.875%         5/1/2012       624,555        682,527      702,815
Toyota Motor Car  Corporation                     5.500%       12/15/2008     1,698,791      1,610,134    1,859,070
Unilever Capital                                  7.125%        11/1/2010       399,716        436,137      464,710
Union PAC Corporation                             6.125%        1/15/2012       599,573        652,993      649,708
Union  PAC Corporation                            6.500%        4/15/2012     1,948,613      2,050,125    2,164,130
United Mexican States                             8.375%        1/14/2011     3,397,582      3,771,526    4,034,628
Verizon Global FDG Corporation                    7.250%        12/1/2010     1,798,720      1,948,181    2,071,023
Verizon Global FDG Corporation                    7.375%         9/1/2012       999,289      1,150,461    1,157,934
Verizon Global FDS Corporation                    5.375%       12/15/2006       249,822        260,834      266,586
Wachovia Corporation NEW                          6.250%         8/4/2008     2,348,329      2,617,653    2,593,093
Wal Marts Stores Inc.                             6.550%        8/10/2004     1,678,805      1,745,509    1,731,792
Wash Mutual Bank FA                               6.875%        6/15/2011     1,049,253      1,084,907    1,189,825
Wells Fargo & Company New                         6.625%        7/15/2004     1,199,147      1,271,155    1,232,193
Wells Fargo & Company New                         5.125%         9/1/2012       199,858        207,886      204,208
Weyerhauser Company                               6.125%        3/15/2007       724,484        779,502      785,213
Weyerhaeuser Company                              6.750%        3/15/2012     1,399,004      1,471,124    1,526,230
                                                                                           -----------  -----------
                                                                                           126,010,395  130,667,508
                                                                                           ===========  ===========

FOREIGN BONDS
British Columbia Prov CDA                         5.375%       10/29/2008     1,578,876      1,512,058    1,707,083
Deutsche Telekom International                    8.000%        6/15/2010     2,428,272      2,860,106    2,936,062
France Telecom SA                                 9.250%         3/1/2011       399,716        473,464      480,091
International American Development Bank           5.750%        2/26/2008     1,339,047      1,327,893    1,470,361

                                                         Supplemental Schedule I

                              CITIGROUP 401(K) PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                             December 31, 2003

                                                       MATURITY    NUMBER OF
IDENTITY OF ISSUE                              RATE      DATE     SHARES/UNIT       COST       FAIR VALUE
---------------------------------------------------------------  ------------  -------------  -------------
Italy Rep.                                    5.625%  6/15/2012       949,324        948,309      1,028,263
                                                                               -------------  -------------
                                                                                   7,121,830      7,621,859
                                                                               -------------  -------------
MUTUAL FUNDS AND COMMINGLED FUNDS
CONSERVATIVE FOCUS FUND
*Russell 2000 Index Securities Lending Fund                            33,982        459,816        594,956
*Passive Bond Market Index Securities Lending                         718,469     10,563,328     11,088,135
*S&P Flagship Fund Series A                                            22,819      3,875,552      4,550,759
*Daily EAFE Securities Lending Series T                               154,315      1,405,000      1,891,440
*Daily Emerging Markets Index Fund                                     64,613        527,253        623,774
MODERATE FOCUS FUND
*Russell 2000 Index Securities Lending Fund                           592,237      8,419,577     10,368,880
*Passive Bond Market Index Securities Lending                       4,164,651     56,483,882     64,273,052
*S&P Flagship Fund Series A                                           402,371     76,264,539     80,244,047
*Daily EAFE Securities Lending Series T                             2,681,766     22,361,130     32,870,401
*Daily Emerging Markets Index Fund                                  1,126,558      9,089,380     10,875,794
AGGRESSIVE FOCUS FUND
*Russell 2000 Index Securities Lending Fund                           216,403      3,018,296      3,788,778
*Passive Bond Market Index Securities Lending                         506,622      7,152,144      7,818,702
*S&P Flagship Fund Series A                                           147,050     26,853,132     29,325,847
*Daily EAFE Securities Lending Series T                               980,854      8,367,815     12,022,325
*Daily Emerging Markets Index Fund                                    411,466      3,335,336      3,972,293
OTHER FUNDS
*CitiFunds Institutional Liquid Reserve Fund                      510,370,243    510,370,243    510,370,243
*Delaware Bankers Trust Index 500 Fund                             78,265,053    781,662,284    784,669,765
DFA International Value Portfolio IV                               12,171,805    107,236,162    128,290,826
Emerging Markets Portfolio II                                       1,314,265     11,263,260     13,983,776
Euro Pacific  Growth Fd                                             7,459,588    184,509,012    225,354,160
*Russell 2000 Index Series Lending Fund                            16,483,811    245,258,283    288,598,563
*Salomon Brothers CAP FD Inc.                                       6,368,330    157,952,695    174,619,605
*Salomon Brothers Investors FD                                     10,711,110    169,762,390    203,939,534
*Salomon Brothers Service FDS Inc.                                 10,059,162     76,513,737     83,390,456
*Smith Barney Aggressive Growth                                     7,146,102    494,173,733    633,859,215
*Smith Barney Appreciation   Fund  Inc.                            26,467,378    305,864,096    364,191,123
*Smith Barney Fundamental Value                                     2,381,743     27,736,693     34,035,110
*Smith Barney Government Securities Fund                           10,090,345    101,620,116     99,793,514
*Smith Barney Investment FDS Inc.                                     762,939     13,996,902     15,052,796
*Smith Barney Large Cap Growth Fund                                14,226,911    238,666,772    317,686,913
Templeton Developing Markets Trust                                  4,656,533     58,349,241     69,801,436
Wasatch Small Cap Growth Fund                                         847,058     27,342,699     30,163,720
                                                                               -------------  -------------
                                                                               3,750,454,496  4,252,109,937
                                                                               -------------  -------------
GUARANTEED INVESTMENT CONTRACTS
AUSA Life Insurance Contract SV04244Q         4.910%  07/01/2006  23,308,185      23,308,185     23,308,185
Mass Mutual Life Insurance  Contract 35101    3.900%  06/30/2009  22,095,109      22,095,109     22,095,109
Mass Mutual Life Insurance Contract 35094     3.010%  06/30/2008  26,075,912      26,075,912     26,075,912
Metlife Insurance Contract 28710              3.350%  06/30/2006  58,141,975      58,141,975     58,141,975
Metlife Insurance Contract 28731              4.710%  11/30/2009  16,466,536      16,466,536     16,466,536
Monumental Life Insurance Contract SV04211Q   4.650%  12/15/2005  42,802,137      42,802,137     42,802,137
New York Life Insurance Contract 31481        4.130%  11/30/2007   8,187,718       8,187,718      8,187,718
New York Life Insurance Contract 31481.002    3.770%  03/31/2008  57,701,499      57,701,499     57,701,499

                                                         Supplemental Schedule I

                              CITIGROUP 401(K) PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                                                         MATURITY       NUMBER OF
IDENTITY OF ISSUE                                 RATE     DATE       SHARES/UNITS         COST             FAIR VALUE
--------------------------------------------------------------------------------------------------------------------------
New York Life Insurance Contract 31481.003       3.860% 04/15/2008      15,109,170        15,109,170            15,109,170
Principal Capital Management Contract 4.29618.5  5.100% 07/01/2006      39,790,857        39,790,857            39,790,857
Principal Capital Management Contract 4.29618.6  4.050% 04/01/2004      13,005,552        13,005,552            13,005,552
Principal Capital Management Contract 4.29618.7  3.850% 03/31/2008      20,258,564        20,258,564            20,258,564
SunAmerica Life Insurance Contract 5096          3.980% 04/15/2009      30,285,806        30,285,806            30,285,806
SunAmerica Life Insurance Contract 5104          3.330% 06/30/2009      25,868,631        25,868,631            25,868,631
*Travelers Life Insurance Group 16878            5.300% 01/01/2099     399,072,489       399,072,489           399,072,489
*Travelers Life Insurance Group 16878-2          4.910% 12/31/2049     438,758,788       438,758,788           438,758,788
*Travelers Life Insurance Group 17449            6.940% 01/01/2004      56,339,081        56,339,081            56,339,081
*Travelers Life Insurance Group 17653            7.350% 03/01/2005      53,903,394        53,903,394            53,903,394
*Travelers Life Insurance Group 8                4.290% 01/01/2099     167,264,131       167,264,131           167,264,131
*Travelers Life and Annuity - 12.31.03           5.100% 12/31/2003       5,781,062         5,781,062             5,781,062
*Travelers Life and Annuity - 01.01.04           6.940% 01/01/2004       8,037,483         8,037,483             8,037,483
*Travelers Life and Annuity - 01.01.06           7.100% 01/01/2006       6,544,020         6,544,020             6,544,020
*Travelers Life and Annuity - 02.06.07           5.000% 02/06/2007       6,998,706         6,998,706             6,998,706
*Travelers Life and Annuity - 12.31.08           4.000% 12/31/2008       8,435,018         8,435,018             8,435,018
                                                                                     ---------------    ------------------
                                                                                       1,550,231,821         1,550,231,821
                                                                                     ---------------    ------------------
OTHER INSURANCE CONTRACT
Universal Life Insurance Contract                5.000%                     99,804            99,804                99,804
                                                                                     ---------------    ------------------
                                                 35,678 loans to participants
PARTICIPANT LOANS                                    with interest rates
                                                   of 1.15% to 23.64% with
                                                  maturities up to 20 years              213,890,815           213,890,815
                                                                                     ---------------    ------------------
TOTAL                                                                                $ 7,427,977,661    $   10,778,411,023
                                                                                     ===============    ==================

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                    CITIGROUP 401(k) PLAN

Date: June 25, 2004

                                    By: /s/ Michael E. Schlein
                                       -----------------------------------------
                                        Michael E. Schlein
                                        Head of Global Corporate
                                        Affairs and Human Resources

                                  EXHIBIT INDEX

Exhibit No.                             Description
-----------                             -----------
23.1         Consent of KPMG LLP, Independent Registered Public Accounting Firm